CSNR SERVICES, LLC

FINANCIAL STATEMENT
PUBLIC

December 31, 2021

CSNR SERVICES, LLC

CONTENTS



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CSNR Services, LLC
St. Thomas, VI

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CSNR Services, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CSNR Services, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CSNR Services, LLC's management. Our responsibility is to express an opinion on CSNR Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSNR Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as CSNR Services, LLC's auditor since 2021.
New York, New York
March 28, 2022

PrimeGlobal | An Association of Independent Accounting Firms

CSNR SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

<u>ASSETS</u>

Cash	$159,570
Prepaid expenses	1,035
Total Assets	$160,605

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities:

Accounts payable and accrued expenses	$ 10,104
Total liabilities	10,104
Member's equity	150,501
Total Liabilities and Member's Equity	$ 160,605

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statement.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

CSNR Services LLC (the "Company"), was organized on October 15, 2015 in the state of Delaware as a limited liability company. The Company, F/K/A Brighton 5th Partners LLC began its operations as a broker-dealer on July 12, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC") and operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company formerly known as Brighton 5th Securities LLC was purchased by new management in 2020. The Company under new management is currently in a startup phase. The term of the Company shall continue in perpetuity unless sooner terminated in accordance with the provisions of its operating agreement. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Capitalized Software

The Company had been in the process of developing trading software in the application development stage. The software was not put into service. As of December 31, 2021, Company management has determined that the software project would be abandoned and wrote-off all costs incurred to date which totaled $855,189.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company, and by default is treated as a disregarded entity for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of Delaware State Law. Under those provisions, the Company does not pay federal or state income taxes. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the individual member, who is liable for any federal and state income taxes.

The Company evaluates its uncertain tax positions under the provisions of FASB ASC 740, *Income Taxes*. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740. As of December 31, 2021, no unrecognized tax benefits were required to be recorded.

Economic Risks

A coronavirus (Covid-19) was first reported in China in January 2020, the World Health organization declared it as a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID -19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. business and individual taxpayers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $149,466, which exceeded required net capital by $144,466, and a total aggregate indebtedness of $10,104. The Company's aggregate indebtedness to net capital ratio was .0676 to 1 at December 31, 2021.

NOTE 4 – CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.

The Company maintains checking and money market accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 5 – SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition and disclosure through the date on which these financial statements are being issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements